

January 5, 2017

Via E-mail
Mr. Dennis J. Block
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166

> **Re:** **Creative Learning Corporation**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed January 3, 2017**
> **File No. 000-52883**

Dear Mr. Block:

We have reviewed the filing above and have the following comments.

Summary Compensation Table, page 14

1. Please revise footnote three to clarify the components of all other compensation received by each of the named executive officers.

Certain Relationships and Related Party Transactions, page 15

2. Please disclose the information required by Item 404(b) of Regulation S-K. Refer to Item 7(b) of Schedule 14A.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions